BONANZA CREEK ENERGY, INC. 410 17th Street, Suite 1400 Denver, CO 80202 ph: (720) 440-6100 fx: (720) 305-0804

September 24, 2021

Via EDGAR

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Irene Barberena-Meissner

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form
S-4 (File No. 333-257882) (the “Registration Statement”) of Bonanza Creek
Energy, Inc. (“Bonanza Creek”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, Bonanza Creek requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Tuesday, September 28, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Shelley A. Barber of Vinson & Elkins L.L.P. at (212) 237-0022 or Katherine Frank at (214) 220-7869 with any questions regarding this matter.

Very truly yours,

BONANZA CREEK ENERGY, INC.

By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Executive Vice President, General Counsel and Secretary

cc:	Lauren Nguyen, Securities and Exchange Commission

John Hodgin, Securities and Exchange Commission

Myra Moosariparambil, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Skip Marter, Bonanza Creek Energy, Inc.

Shelley A. Barber, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Katherine Frank, Vinson & Elkins L.L.P.

Eric Christ, Extraction Oil & Gas, Inc.

Julian Seiguer, P.C., Kirkland & Ellis L.L.P

Doug Bacon, P.C., Kirkland & Ellis L.L.P

Bryan Flannery, Kirkland & Ellis L.L.P

Signature Page to Acceleration Request Letter